

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2023

Jordan Licht
Chief Financial Officer
Burford Capital Limited
Oak House
Hirzel Street
St. Peter Port GY1 2NP
Guernsey

   Re: Burford Capital Limited
     Forms 20-F for the Fiscal Years Ended December 31, 2021 and 2022
     Filed March 29, 2022 and May 16, 2023, respectively
     Form 6-K dated June 13, 2023
     Filed June 13, 2023
     File No. 001-39511

Dear Jordan Licht:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Sincerely,

             Division of Corporation Finance
             Office of Finance